UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C.

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008 Commission File Number

CAPITAL RESERVE CANADA LTD. (Translation of registrant’s name into

4403-68 Avenue, Edmonton, Alberta Canada T6B 2N2 (Address of principal)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20FX Form

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934. Yes No X

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

CAPITAL RESERVE CANADA UPDATE

CAPITAL RESERVE CANADA COMPLETES SHARE PURCHASE WITH BEHRAL CANADA INC.

Edmonton, Alberta – February 12th, 2008 – Capital Reserve Canada Ltd. (OTCBB: CRSVF- news) (“The Company”) its Chairman, Mr. Donald R. Getty and its CEO and President, Mr. Steve Claussen announced today the completion of its Share Purchase of Behral Canada Inc. Mr. Getty also announces that Mr. Claussen has provided a consent to act as a Director of the Company.

This Share Purchase will further establish the Company’s efforts in the service sector of the oil and gas industry. Technology relating to blow out preventers, well capping, portable blowout controllers and subsea drilling vessels were also included in the purchase.

Its next generation blow out preventer the “SBOP” is a state of the art event eliminator that uses the wells own pressure to assist in the closure of its “Split Ball” valve. Rated to withstand up to 20,000 psi, this technology greatly increases the level of employee safety while reducing the environmental impact associated when a blowout occurs.

“This Share Purchase increases the level of synergy in the company’s portfolio and greater positions Capital Reserve Canada for long term growth.” stated Mr. Claussen. “We are pleased to again provide the oil and gas sector products and services that are not only technologically advanced and reduce environmental impact they provide strong new revenue streams for the Corporation. Environmentally responsible business models are proving to be profitable and this sectors growth has many, long term, sustainable opportunities.” said Claussen.

Capital Reserve Canada, through its wholly-owned subsidiaries will concentrate its efforts in the areas relating to sales, production and delivery of the technology to the market, continued deployment of its growth strategies in the existing Capital Reserve assets KCP Innovative Services Inc. and Two Hills Environmental Inc., as well as mergers and acquisition targets relating to the oilfield service sector and the oilfield technology sector.

Profile

CRC is an oil and gas services company based in Edmonton, Alberta. Through their wholly owned subsidiary, KCP Innovative Services Inc., the Company offers technologically advanced tools for use in four areas of the industry. The first aids in testing and development of newly found resources; another measures existing wells’ productivity and the third hastens well abandonment, ensuring compliance with regulatory emission guidelines. The fourth, through its proprietary hardware and software technologies, is used to determine the profitability of coal bed methane deposits, which may be developed and sold as natural gas. The Company has a second wholly owned subsidiary, Two Hills Environmental Inc., to assist with the storage CO2 and provide underground storage for problem waste from oil & gas companies. The 23,500,000 restricted Class “A” common shares issued for the purchase brings the total shares issued and outstanding to 92,006,421.

Cautionary Note Regarding Forward-Looking Statements

Statements in this press release regarding the Company’s business that are not historical facts are “forward looking statements” that involve risks and uncertainties. The Company wishes to caution readers not to place undue reliance on such forward-looking statements and as such, speak only as of the date made. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, but not limited to, those discussed in the Company’s latest 20-F dated June 21st, 2007.

crsvf@telus.net – email www.behral.com – Behral Canada Inc. Website http://www.capitalreservecanada.com – CRC Website Source: Capital Reserve Canada Ltd. 780-428-6026

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL RESERVE CANADA

By: /s/ Steve Claussen Name: Steve Claussen Title: President & CEO

Date: February 13, 2008